Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Note to Equifax Employees:

I have some great news to share with the team.

A few minutes ago, we announced to the U.S. market that Equifax has signed a definitive agreement to acquire TALX Corporation, the nation’s leading provider of employment verification and related human resource payroll services, headquartered in St. Louis, MO. You can read full details of the transaction by clicking here for the press release.

While the agreement requires the normal regulatory approval process as well as approval by TALX shareholders, I’m delighted to launch 2007 on such an exciting note.

TALX serves over three-quarters of the Fortune 500 with Web-based services in employment-related areas. Its cornerstone business is a unique service known as The Work Number® which is used for employment and income verification.  Among other things, this agreement will benefit customers who depend on critical intelligence for their hiring decisions, and who can continue to depend on both Equifax and TALX and our trusted reputations in managing sensitive data.

This important acquisition is perfectly aligned with our Growth Playbook strategy which as you know revolves around four growth levers:

•                  Protect and grow our strong franchise through greater share-of-wallet

•                  Embed Enabling Technologies and predictive sciences in everything we do

•                  Selectively expand into new markets through complementary merger and acquisition opportunities

•                  Leverage differentiated data and technologies to help customers make critical decisions with greater confidence.

One of my key messages to business leaders at our 2007 Global Leadership Conference in Miami, Fla., was to expect more M&A activity this year. It’s a vital strategic lever for us as we grow revenue and, by acquiring TALX, we are entering into a high-growth new market area.

For over 20 years, William “Bill” Canfield has led TALX as its Chairman and CEO. Once the deal is final, Bill will join our company and Board of Directors, and TALX will become our 5th business unit.

So, what does this mean for you?  Because this deal only applies to the U.S., and given the nature and scope of the TALX business, there will be little to no impact on any of our existing units.  I do want to emphasize that until the transaction is completed, it’s very much “business as usual” for both companies.

TALX has approximately 1,900 employees in several major cities across the U.S.  I encourage you to take a moment to familiarize yourself with the company (click here for TALX fact sheet).  It’s a terrific business run by smart, entrepreneurial people whom we believe will mesh well with Equifax.

This is an exciting day for all of us. Over the next several weeks, I look forward to meeting with TALX employees as we begin the integration process to welcome them to the Equifax team.

All the best,

(signed Rick Smith)

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.